

March 14, 2026

Board of Directors
Distribution Solutions Group, Inc.
Attn: Lee Hillman, Lead Independent Director

Re: Preliminary Non-Binding Proposal to Acquire Distribution Solutions Group, Inc.

Dear Lee:

LKCM Headwater Investments, LLC, together with its affiliates and related parties (collectively, "LKCM Headwater" or "we"), is pleased to submit this preliminary, non-binding proposal to acquire all of the outstanding shares of common stock, par value $1.00 per share ("Common Stock"), of Distribution Solutions Group, Inc. (the "Company") not currently owned by LKCM Headwater (the "Proposed Transaction").

Proposed Transaction Terms

As you are aware, LKCM Headwater owns approximately 79% of the issued and outstanding Common Stock. We propose to acquire 100% of the outstanding shares of Common Stock not currently owned by LKCM Headwater for a purchase price of $29.50 per share in cash (the "Proposed Price"). The Proposed Price represents a premium of approximately 52.8% over the Common Stock's closing share price of $19.31 on March 13, 2026. The Proposed Price implies a total enterprise value of approximately $2.016 billion, representing a multiple of approximately 11.5x the Company's last twelve months Adjusted EBITDA of approximately $175.2 million for the year ended December 31, 2025.

Rationale and Strategic Considerations

As a long-term investor in the Company, we have been highly engaged in the Company's evolution into a best-in-class specialty distribution company that provides high-touch value-added distribution solutions to the maintenance, repair and operations, original equipment manufacturer, and industrial technologies markets. While we remain confident in the potential value creation opportunities within the Company, we believe the Company's ability to successfully execute on those opportunities has been significantly constrained by the pressures, inflexibility and short-term focus and expectations inherent in operating the Company as a public company.

As a private company, we believe the Company would benefit from, among other things:

• Reduced management distraction associated with SEC reporting and other public company obligations;

• Greater operational flexibility to implement and execute various strategic initiatives, including, without limitation, harmonization of multiple ERP systems and optimization of sales, market expansion and market penetration strategies and initiatives, all without the scrutiny of quarterly earnings cycles, analyst estimates and shorter-term marketplace expectations;

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- Greater flexibility and nimbleness in implementing and executing organic and inorganic growth strategies and value creation initiatives for the Company; and

- An aligned ownership structure focused exclusively on long-term value creation.

The Proposed Price represents a substantial premium for the Company's stockholders, which we are proposing despite current macroeconomic, geopolitical and general market uncertainty.

Financing and Certainty of Closing

The Proposed Transaction would be financed through a combination of equity capital from LKCM Headwater and debt financing from LKCM Headwater's lenders for which we would deliver customary commitment letters at the time of execution of a definitive agreement. The Proposed Transaction would not be subject to any financing contingencies. We have discussed the Proposed Transaction with our third-party financial advisor and our outside counsel, and we are highly confident in our ability to complete the Proposed Transaction in a timely manner, subject to customary regulatory approvals and the negotiation and execution of definitive documentation.

We anticipate that the Proposed Transaction could be completed within two to four months following the execution of a definitive agreement. We would anticipate being in a position to sign definitive documentation with respect to the Proposed Transaction by May 8, 2026.

Due Diligence

In order to finalize our proposal and commit to definitive terms, we would need to conduct customary confirmatory due diligence, including, among other things, access to non-public financial, operational and other business information regarding the Company, the ability to engage in discussions with the Company's key personnel and advisors, and other due diligence that is customary for transactions of this type.

Process

We would expect that the Proposed Transaction would be structured and conducted to satisfy the safe harbor requirements of the Delaware General Corporation Law (the "DGCL") for a going private transaction with a controlling stockholder, which would include the Proposed Transaction being (i) approved (or recommended for approval) by a special committee of disinterested directors (the "Special Committee") of the Board of Directors of the Company (the "Board") and (ii) approved by the Company's disinterested stockholders, in each case, in accordance with the applicable provisions of the DGCL. We also expect that the Board would resolve not to approve the Proposed Transaction unless the Special Committee recommends that the Board do so. We are prepared to work expeditiously and cooperatively with the Special Committee and its advisors to negotiate and execute a definitive agreement on terms that we believe are fair and in the best interests of the Company's stockholders.

Non-Binding Nature; Other Matters

This letter is a preliminary, non-binding expression of interest only and is intended solely to indicate LKCM Headwater's interest in pursuing the Proposed Transaction as outlined herein. This letter does not constitute a binding commitment or obligation on the part of LKCM Headwater or any of its affiliates to consummate the Proposed Transaction or any other potential transaction. A binding commitment will exist only if and when definitive transaction agreements have been duly authorized, executed, and delivered by all parties with respect to the Proposed Transaction. We reserve the right to withdraw or modify the proposal set forth in this letter in any manner.

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LKCM Headwater, in its capacity as a holder of Common Stock, is only interested in acquiring the issued and outstanding Common Stock not currently owned by LKCM Headwater. As such, at this time, we have no interest in pursuing a transaction that results in a sale of the shares of Common Stock that we currently own.

As required by applicable law, LKCM Headwater intends to file an amended Schedule 13D including a copy of this letter and reflecting the submission of the proposal contemplated hereby. Furthermore, if the Special Committee or the Board or the disinterested stockholders do not approve the Proposed Transaction, we do not expect that the relationship between LKCM Headwater and the Company will be adversely affected.

We believe the Proposed Transaction represents a compelling and certain opportunity for the Company's stockholders to realize immediate and substantial value for their investment. We look forward to engaging in a constructive dialogue with the Special Committee and its advisors. Please do not hesitate to contact us at your earliest convenience.

Very truly yours,

J. Bryan King, CFA
President
LKCM Headwater Investments, LLC

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